UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

3rd Floor, No. 107, Wuquan West 3rd Street,

West District, Taichung City 403025,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

J-Star Holding Co., Ltd. Announces Unaudited Interim 2026 Financial Results

J-Star Holding Co., Ltd. (“J-Star” or the “Company”) (Nasdaq: YMAT), a company which develops and commercializes the technology on carbon reinforcement and resin systems and with operations conducted through subsidiaries in Taiwan and Hong Kong  with its headquarters in Taiwan, today announced its unaudited financial results for the six months  ended June 30, 2026.

J-Star Holding Co., Ltd. and its Subsidiaries

Interim Condensed Consolidated Balance Sheets

Expressed in United States Dollars

		As of June 30,	As of December 31,
		2026	2025
Assets	Notes	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	5	$595,013	$97,669
Current financial assets at amortized cost	27	504,240	455,133
Accounts receivable, net	6	5,429,705	3,578,974
Other receivables		198,277	2,638
Inventories, net	7	1,014,245	1,030,368
Prepayments	8	782,593	309,689
Guarantee deposits - Current assets		72,281	135,012
Current assets		8,596,354	5,609,483
Non-current assets
Non-current financial assets at fair value through other comprehensive income	9	-	-
Property, plant, and equipment, net	10	4,144,247	463,389
Right-of-use assets, net	11	32,953	81,350
Intangible assets, net		132,963	162,470
Deferred tax assets, net		615,984	425,100
Guarantee deposits		7,283	7,352
Other non-current assets	12	26,400	408,032
Non-current assets		4,959,830	1,547,693
Total assets		$13,556,184	$7,157,176
Liabilities and Equity (Deficit)
Current liabilities
Short-term loans	13	$2,579,175	$2,741,552
Short-term loans from a related party	13	-	8,249,052
Long-term loans due within one year	15	983,864	624,620
Contract liabilities	19(b)	146,622	60,906
Accounts payable		1,396,795	180,954
Other payables	14	595,175	941,159
Current tax liabilities		-	9,198
Current lease liabilities		33,452	82,078
Other current liabilities		1,100,985	13,467
Current liabilities		6,836,068	12,902,986
Non-current liabilities
Long-term loans	15	3,942,724	1,027,638
Deferred tax liabilities		5,320	4,187
Non-current liabilities		3,948,044	1,031,825
Total liabilities		10,784,112	13,934,811
Equity
Equity (deficit) attributable to owners of parent
Ordinary shares
Class A	17	7,866,667	5,551,602
Class B	17	3,048,592	3,048,592
Capital surplus	18	18,082,503	9,319,370
Accumulated deficit		(25,914,704)	(24,346,913)
Accumulated other comprehensive loss		(310,986)	(350,286)
Total equity (deficit)		2,772,072	(6,777,635)
Total liabilities and equity (deficit)		$13,556,184	$7,157,176

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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J-Star Holding Co., Ltd and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Comprehensive (Loss) Income

Expressed in United States Dollars

		For the Six Months Ended June 30
	Notes	2026	2025
Operating revenue	19	$6,767,591	$10,588,835
Cost of revenue	21	(5,805,607)	(7,740,725)
Gross profit from operations		961,984	2,848,110
Operating expenses
Selling expenses		(282,670)	(607,807)
Administrative expenses		(2,536,548)	(1,620,373)
Research and development expenses		(91,887)	(466,351)
Total operating expenses	21	(2,911,105)	(2,694,531)
Net operating (loss) income		(1,949,121)	153,579
Non-operating income and expenses
Other gains (losses), net		272,926	(41,575)
Finance costs	20	(137,437)	(210,043)
Interest income		12,035	75,150
Foreign exchange gains		33,519	37,546
Non-operating income and expenses, net		181,043	(138,922)
(Loss) profit before income tax		(1,768,078)	14,657
Income tax credit (expense)	22	200,287	(9,420)
(Loss) profit after income tax		$(1,567,791)	$5,237
Component of other comprehensive income that will be reclassified to profit or loss
Exchange differences on translation of foreign operations		39,300	(78,120)
Total comprehensive (loss) income		$(1,528,491)	$(72,883)

Basic and diluted
(Loss) earnings per share	23	$(0.39)	$0.00

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

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J-Star Holding Co., Ltd and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholder’s Equity

Expressed in United States Dollars

							Accumulated
			Ordinary				Other
		Ordinary	share		Capital	Accumulated	Comprehensive	Total
	Notes	share	Class A	Class B	Surplus	Deficit	Income (Loss)	Equity
Six months ended June 30, 2025
Balance as of January 1, 2025		$7,881,444	$-	$-	$7,847,746	$(3,237,380)	$507,453	$12,999,263
Share-based payments	16	-	-	-	65,856	-	-	65,856
Profit for the period		-	-	-	-	5,237	-	5,237
Financial statements translation differences of foreign operation		-	-	-	-	-	(78,120)	(78,120)
Balance as of June 30, 2025		$7,881,444	$-	$-	$7,913,602	$(3,232,143)	$429,333	$12,992,236
Six months ended June 30, 2026
Balance as of January 1, 2025		$-	$5,551,602	$3,048,592	$9,319,370	$(24,346,913)	$(350,286)	$(6,777,635)
Share-based Compensation Plan	16	-	1,290,065		(155,278)	-	-	1,134,787
Conversion of shareholder’s loan to shares	17, 18	-	1,025,000		7,175,000	-	-	8,200,000
Cancellation of shareholder’s loan	18	-	-	-	1,743,411	-	-	1,743,411
Loss for the period		-	-	-	-	(1,567,791)	-	(1,567,791)
Financial statements translation differences of foreign operation		-	-	-	-	-	39,300	39,300
Balance as of June 30, 2026		$-	$7,866,667	$3,048,592	$18,082,503	$(25,914,704)	$(310,986)	$2,772,072

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

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J-Star Holding Co., Ltd and its Subsidiaries

Unaudited Interim Condensed Consolidated Statements of Cash Flows

Expressed in United States Dollars

		For the Six Months ended June 30,
	Notes	2026	2025
Cash flows from operating activities
(Loss) profit before tax		$(1,768,078)	$14,657
Adjustments
Adjustments to reconcile (loss) profit
Depreciation expenses	10	95,869	90,248
Gain on disposal of property, plant and equipment		14,821	-
Depreciation expenses-right-of-use assets	11	48,397	110,903
Amortization expenses		29,507	7,782
Provision for allowance for valuation loss of inventories	7	712	-
Share-based payment		1,134,787	65,856
Interest income		(12,035)	(75,150)
Finance costs	20	137,437	210,043
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable		(1,850,731)	(6,687,451)
Other receivables		(195,639)	175,922
Inventories		15,411	(274,781)
Prepayments		(472,904)	(98,426)
Other non-current assets		62,731	-
Changes in operating liabilities
Current contract liabilities		85,716	85,797
Accounts payable		1,215,841	5,571,251
Other payables		(333,748)	(462,224)
Other current liabilities		1,087,518	(1,813)
Cash flows used in operations		(704,388)	(1,267,386)
Interest received		12,035	75,150
Interest paid		(137,437)	(210,043)
Net cash flows used in operating activities		(829,790)	(1,402,279)

Cash flows from investing activities
Advance to financial assets at amortized cost		(49,107)	(37,036)
Addition of guarantee deposits		-	(123,156)
Other advances		-	(2,110,639)
Advances to related parties		-	(278,645)
Purchases of property, plant and equipment		(3,413,023)	(171,359)
Purchases of intangible assets		-	(20,767)
Net cash flows used in investing activities		(3,462,130)	(2,741,602)

Cash flows from financing activities
Proceeds from short-term bank loans		1,892,919	14,160,713
Repayments of short-term loans		(1,763,398)	(9,987,319)
Payment on lease liabilities		(48,341)	(102,402)
Proceeds from long-term bank loans		4,154,746	688,142
Repayments of long-term bank loans		(1,556,940)	(137,437)
Advances from the director		3,290,037	-
Repayment of director’s loan		(1,629,992)	-
Deferred IPO Cost		-	(138,807)
Net cash flows from financing activities		4,339,031	4,482,890
Effect of foreign exchange rate changes		450,233	(78,120)
Net increase in cash and cash equivalents		497,344	260,889
Cash and cash equivalents at beginning of period		97,669	649,106
Cash and cash equivalents at end of period		$595,013	$909,995

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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J-Star Holding Co., Ltd and its Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

1. Corporate and group information

J-Star Holding Co., Ltd. (the “Company”) was incorporated in the Cayman Islands in May 2016. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in manufacturing and trading business of bicycles, sports accessories and carbon fiber composite products, as well as the provision of professional consultation services.

Initial Public Offering

On July 31, 2025, the Company announced the closing of its initial public offering (“IPO”) of 1,250,000 ordinary shares, $0.5 par value per ordinary share at an offering price of $4.00 per share for a total of $5,000,000 in gross proceeds and on August 7, 2025, the underwriters exercise their option and the Company further issued 187,500 ordinary shares, US$0.5 par value per ordinary share at an offering price of $4.00 per share for a total of $750,000 in gross proceeds. The Company raised total net proceeds of approximately $4.89 million, which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses upon the completion of listing. During the process of IPO, the Company incurred an aggregate of approximately $3.6 million for underwriting discounts and commissions and total offering expenses, among which approximately $1.6 million offering expenses were paid as of December 31, 2024 and approximately $2.0 million underwriting discounts and commissions and additional offering expenses were incurred and paid up to the date of closing of IPO. At the date of closing of IPO, the underwriting discounts and commissions and total offering expenses of approximately $3.6 million were offset against the gross offering proceeds of $5.75 million resulted in net amount of approximately $2.1 million which was recognized in additional paid-in capital.

The Company’s ordinary shares have been listed on the Nasdaq Capital Market under the ticker symbol “YMAT” since July 31, 2025.

2. The authorization of the unaudited interim condensed consolidated financial statements

The accompanying unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on [October 23], 2026.

3. Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”)

a) Amendments to IFRSs and the new interpretation that are mandatorily effective and relevant to the current period:

New standards, interpretations, and amendments		Effective date issued by IASB
Amendments to IFRS 9	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7
Annual Improvements to IFRS Accounting Standards	Volume 11	January 1, 2026

The Group has adopted the above new standards, interpretations and amendments as of the effective date. Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

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b) New standards, interpretations and amendments in issue but not yet effective:

Not Yet Effective Standards, Interpretations, and Amendments		Effective date issued by IASB
Amendments to IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
Amendments to IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10,	Sale or contribution of assets between an investor and its associate or joint venture	To be determined by IASB
Amendments to IAS 28

The Group expects to adopt the above new standards, interpretations and amendments as of the effective date and expects no significant impact on the Group’s consolidated financial statements based on the Group’s assessment.

4. Summary of significant accounting policies

The principal accounting policies adopted are consistent with Note 4 in the consolidated financial statements for the year ended December 31, 2025, except for the compliance statement, basis of preparation, basis of consolidation and additional policies as set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

a)	Statement of compliance

Our unaudited condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

b)	Basis of preparation

(a) These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of these unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited condensed interim consolidated financial statements are disclosed in Note 4f). These unaudited interim condensed consolidated financial statements and the notes accompanying them should be read in conjunction with the Group’s audited consolidated financial statements for the year ended December 31, 2025.

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(b) Except for the financial assets at fair value through other comprehensive income, the unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention.

(c) These unaudited condensed interim consolidated financial statements are presented in U.S. dollars (“US$”), which is the Company’s functional currency.

c)	Basis of consolidation

(a) Basis for preparation of unaudited interim condensed consolidated financial statements:

i) All subsidiaries are included in the Group’s unaudited interim condensed consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii) Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

(b) Subsidiaries included in the unaudited condensed interim consolidated financial statements:

				Percentage of
				Ownership (%)
Name of investor	Name of investee	Main business	Location	June 30, 2026	December 31, 2025
The Company	GOAL BEYOND LIMITED (GOAL BEYOND)	Holding company	Samoa	100	100
The Company	STAR LEADER TRADING LIMITED (STAR LEADER)	Sales of bicycle, racket, and other carbon fiber composite products	Hong Kong	100	100
The Company	Bohong Technology Jiangsu Co., Ltd. (Bohong)	Manufacturing bicycle, racket and other carbon fiber composite products	Jiangsu, People’s Republic of China (“PRC”)	-*	100
GOAL BEYOND	YMA CORPORATION (YMA)	Product development, design, manufacturing and sales of carbon fiber composite products	Republic of China (“ROC”)	100	100
GOAL BEYOND	TIME YIELD LIMITED (TIME YIELD)	Purchasing	Samoa	-*	100
The Company	PREMIUM QUEST INTERNATIONAL LIMITED (PREMIUM QUEST)	Holding company	British Virgin Islands	-	100
The Company	STAR LEADER TRADING PRIVATE LIMITED (STAR LEADER SG)	Sales of bicycle, sporting goods, and other carbon composite products	Singapore	100	100
GOAL BEYOND	Dongguan Changrong New Material Technology Co., Ltd	Sales of bicycle, sporting goods, and other carbon composite products	Dongguan, PRC	100	100
PREMIUM QUEST	LITZMO B.V.	Sales of bicycle, sporting goods, and other carbon composite products	Netherlands	-	100

*	These entities have been deregistered during the period.

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d)	Income taxes

(a) The interim period income tax expense is recognized based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period, and the related information is disclosed accordingly.

(b) If a change in tax rate is enacted or substantively enacted, the Group recognizes the effect of the change immediately in the period in which the change occurs. The effect of the change on items recognized outside profit or loss is recognized in other comprehensive income or equity while the effect of the change on items recognized in profit or loss is recognized in profit or loss.

e)	Property, plant and equipment

(a) Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.

(b) Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c) Plant and equipment apply cost model and are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Each part of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d) Land is initially recognized at cost, which comprises its purchase price, including legal and brokerage fees, title insurance, non-refundable purchase taxes, and any directly attributable costs of preparing the land for its intended use.

(e) Following initial recognition, land is carried at cost less any accumulated impairment losses. Land is not depreciated as it is deemed to have an indefinite useful life.

(f) The carrying amount of land is reviewed for impairment under IAS 36 whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the Consolidated Statement of Profit or Loss for the amount by which the asset’s carrying amount exceeds its recoverable amount.

(g) The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

property, plant and equipment	estimated useful lives
Land	N/A – not depreciated
Office building	35 years
Leasehold improvement	2 ~ 5 years
Machinery and equipment	3 ~ 10 years
Molding equipment	2 ~ 5 years
Others	2 ~ 10 years

f)	Critical accounting judgments, estimates and key sources of assumption uncertainty

(a) Valuation of allowance for accounts receivable

In the process of assessing uncollectible accounts, the Group must use judgements and assumptions to determine the collectability of accounts receivable. The collectability is affected by various factors: customers’ financial conditions, the Company’s internal credit ratings, historical experience, current economic conditions and future macroeconomic factors, etc. When sales are not expected to be collected, the Group recognizes a specific allowance for doubtful receivables after the assessment. The assumptions and estimates of allowance for uncollectible accounts are based on concerning future events as that on the balance sheet date. Assumptions and estimates may differ from the actual results which may result in a material adjustment.

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(b) Evaluation of inventories

As inventories are stated at the lower of cost and net realizable value, the Group must determine the net realizable value of inventories on balance sheet date using judgements and estimates. Due to the rapid technology innovation, the Group evaluates the amounts of normal inventory consumption, obsolete inventories or inventories without market selling value on balance sheet date, and writes down the cost of inventories to the net realizable value. The evaluation of inventories is principally based on the unit price of the sales order as the basis of the estimate. Therefore, there might be material changes to the evaluation.

(c) Extinguishment of financial liabilities with equity instruments (Shareholder Transactions)

The Group applies the principles of IFRS 9 and IFRIC 19 when extinguishing financial liabilities through the issuance of equity instruments. However, when a financial liability is extinguished with an existing shareholder acting explicitly in their capacity as an equity owner, the transaction is outside the scope of IFRIC 19.

Management exercises significant judgment to assess the economic substance of such transactions to determine whether the shareholder is acting as a third-party creditor or as an owner. When it is determined that the counterparty is acting in their capacity as a shareholder, the transaction is accounted for as a capital contribution or equity restructuring. Consequently, the extinguished carrying amount of the liability is reclassified directly into equity (ordinary shares and capital reserves), and no gain or loss is recognized in the statement of comprehensive (loss) income.

5. Cash and cash equivalents

	As of	As of
	June 30, 2026	December 31, 2025
Cash on hand and petty cash	$1,412	$3,517
Checking accounts and demand deposits	593,601	94,152
	$595,013	$97,669

The following table sets forth the breakdown of cash and cash equivalents by original currency as of June 30, 2026 and December 31, 2025:

	As of	As of
	June 30, 2026	December 31, 2025
Original currency
NTD	$546,668	$49,913
EUR	44	1,452
USD	47,453	36,170
RMB	848	10,134
	$595,013	$97,669

a) The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b) No cash and cash equivalents of the Group were pledged to others.

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6. Accounts receivable

	As of	As of
	June 30, 2026	December 31, 2025
Accounts receivable	$5,761,466	$3,910,735
Less: Allowance for expected credit loss (Note 27 (c))	(331,761)	(331,761)
	$5,429,705	$3,578,974

(a) The Group’s credit term granted to customers is 60 to 90 days or partial receipt in advance. Receivables do not bear interest. The allowance for expected credit loss is determined based on the credit quality of customers.

(b) The ageing analysis of accounts receivable and that were past due:

	As of	As of
	June 30, 2026	December 31, 2025
Not past due	$984,881	$1,764,589
Up to 30 days	937,852	249,410
31 to 90 days	68,626	1,558,011
91 to 180 days	597,106	5,499
Over 180 days	2,841,240	1,465
	$5,429,705	$3,578,974

(c) As of June 30, 2026 and December 31, 2025, accounts receivable were all from contracts with customers.

(d) Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

(e) No accounts receivable of the Group were pledged to others.

7. Inventories

	As of June 30, 2026
	Cost	Allowance for valuation loss	Book value
Merchandise inventory:
Raw materials	$498,278	$(6,646)	$491,632
Work in progress	36,467	(195)	36,272
Finished goods	512,946	(26,605)	486,341
	$1,047,691	$(33,446)	$1,014,245

	As of December 31, 2025
	Cost	Allowance for valuation loss	Book value
Merchandise inventory:
Raw materials	$522,432	$(6,747)	$515,685
Work in progress	19,491	(14)	19,477
Finished goods	521,722	(26,516)	495,206
	$1,063,645	$(33,277)	$1,030,368

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The cost of inventories recognized for the period:

	Six months ended	Six months ended
	June 30, 2026	June 30, 2025
Cost of goods sold	$5,804,895	$7,745,274
Loss on (reversal of loss on) inventory valuation	712	(4,549)
	$5,805,607	$7,740,725

(a) Reversal of allowance for inventory valuation and obsolescence loss was recognized due to disposal of certain inventories which were previously provided with allowance for valuation loss.

(b) No inventories of the Group were pledged to others.

8. Prepayments

	As of	As of
	June 30, 2026	December 31, 2025
Prepayment for purchases	$116,330	$78,070
Prepaid sales tax	165,302	152,890
Prepayment for business expansion (Note)	423,960	-
Other prepayments	77,001	78,729
	$782,593	$309,689

Note: The payment was related the expenses incurred for expansion our market to overseas after entering into an exclusive global distribution agreement with Patriot Green Energy Technology (“PSSB”), a next-generation solid-state battery developer/manufacturer with a significant minority investment from Taiwan’s ITRI, making J-Star the sole global distributor of PSSB products for electric assist bicycles and electric motorcycles and a non-exclusive distributor for PSSB’s other products.

9. Non-current financial assets at fair value through other comprehensive income

	As of	As of
	June 30, 2026	December 31, 2025
YMA DG (Note a))	$-	$-
Forwell (Note a))	-	-
Cycle Services Loire (Note b))	-	-
	$-	$-

a)	The Company holds 19.5% of the equity interest in YMA DG and Forwell, both of which are manufacturers of bicycles parts in the PRC, and in which the Company does not have a controlling interest or significant influence. The investment is recorded at fair value through other comprehensive income. During the year ended December 31, 2025, management decided and switched to a new operating strategy and expected that the investments in both YMA DG and Forwell are no longer recoverable, the Company has written off these investments to condensed consolidated statements of comprehensive (loss) income during the year ended December 31, 2025.

b)	Cycle Services Loire has been fully written off in prior year since no operations.

12

10. Property, plant and equipment, net

	2026
	Machinery and equipment	Leasehold improvement	Molding equipment	Land (Note (a))	Office building	Building improvement	Others	Total
As of January 1
Cost	$1,258,382	$268,427	$51,929	$-	$-	$-	$111,714	$1,690,452
Accumulated depreciation	(833,718)	(264,511)	(28,206	-	-		(100,628)	(1,227,063)
	$424,664	$3,916	$23,723	$-	$-	$-	$11,086	$463,389

January 1	$424,664	$3,916	$23,723	$-	$-	$-	$11,086	$463,389
Additions			6,908	3,347,377	420,284	7,849	-	3,782,418
Disposals-Cost	(257,129)	-	-	-	-	-	-	(257,129)
Disposals-accumulated depreciation	254,148	-	-	-	-			254,148
Depreciation expenses	(77,099)	(3,304)	(10,449)	-	(3,002)	(131)	(1,884)	(95,869)
Exchange adjustment	(1,261)	(62)	(1,227)	-	-	-	(160)	(2,710)
June 30	$343,323	$550	$18,955	$3,347,377	$417,282	7,718	9,042	4,144,247

As of June 30
Cost	$1,001,253	$268,427	$58,837	$3,347,377	$420,284	7,849	111,714	5,215,741
Accumulated depreciation	(657,930)	(267,877)	(39,882)	-	(3,002)	(131)	(102,672)	(1,071,494)
	$343,323	$550	$18,955	$3,347,377	$417,282	7,718	9,042	4,144,247

	2025
	Machinery and equipment	Leasehold improvement	Molding equipment	Others	Total
As of January 1
Cost	$1,079,282	$256,803	$39,666	$99,193	$1,474,944
Accumulated depreciation	(659,517)	(238,473)	(30,045)	(95,167)	(1,023,202)
	$419,765	$18,330	$9,621	$4,026	$451,742

January 1	$419,765	$18,330	$9,621	$4,026	$451,742
Additions	150,990	-	29,582	8,033	188,605
Depreciation expenses	(151,458)	(15,248)	(15,922)	(1,148)	(183,776)
Disposals - cost	(28,403)	-	(19,114)	-	(47,517)
Disposals – accumulated depreciation	28,403	-	19,114	-	47,517
Exchange adjustment	5,367	834	442	175	6,818
December 31	$424,664	$3,916	$23,723	$11,086	$463,389

As of December 31
Cost	$1,258,382	$268,427	$51,929	$111,714	$1,690,452
Accumulated depreciation	(833,718)	(264,511)	(28,206)	(100,628)	(1,227,063)
	$424,664	$3,916	$23,723	$11,086	$463,389

Note:

(a)	On June 1, 2022, the Company entered into a contract to acquire a building (land included) in Taichung, Taiwan for its new headquarter. In February 2026, the total transaction price was adjusted to NT$120,000,000 (approximately $3,767,661). As of the completion date in March 2026, the Company had paid a total of NT$24,000,000 (approximately $753,532) and the remaining was financed by a mortgage of NT$96,000,000 (approximately $3,014,129), the remaining will be paid when the transaction is completed. The title transfer of the property has been finalized in March 2026. The land is not depreciated.

13

11. Leasing arrangement－lessee

(a) The Group leases various assets including land and buildings. Rental contracts are typically made for periods of 2 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

(b) The carrying amount of right-of-use assets and the depreciation charge are as follows:

	As of	As of
	June 30, 2026	December 31, 2025
Right-of-use Buildings	$32,953	$81,350

c) The depreciation amount of right-of-use assets are as follows:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Depreciation expenses-right-of-use Buildings	$48,397	$110,903
	$48,397	$110,903

d) The information on profit and loss accounts relating to lease contracts is as follows:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Items affecting profit or loss
Interest expense on lease liabilities	$584	$16,643

12. Other non-current assets, others

	As of June 30, 2026	As of December 31, 2025
Prepayment for purchase of property, plant and equipment	$26,400	$408,032

13. Short-term loans

	As of	Interest rate range
Type of loans	June 30, 2026	(Floating rate)	Collateral
Bank loans secured	$376,766	2.15%-6.71%	Restricted demand deposit Restricted time deposit
Bank loans - unsecured	1,961,428	3.095%-6.775%	Guaranteed
Other loans - unsecured	240,981	7.57%-9.46%	Guarantee deposit
	$2,579,175

Type of loans	As of December 31, 2025	Interest rate range (Floating rate)	Collateral
Bank loans- secured	$2,125,367	2.22%-5.19%	Restricted demand deposit Restricted time deposit Guarantee / Third-party Collateral
Other loans- unsecured	$616,185	10.80%	Guarantee deposit
Other loans from a related party	$8,249,052	0.50%	none
	$10,990,604

(a) All short-term loans were guaranteed by key management.

(b) As of June 30, 2026, most of the short-term loans that have expired have been renewed.

14

(c) Financial assets at amortized cost pledged as collateral.

(d) As of December 31, 2025, the Company had an outstanding loan from Ms. Yu-Ning Chiang, an immediate family member of the Chairman of the Board, Mr. Jing-Bin Chiang, amounting to $8,249,052. The loan is unsecured, bears a fixed interest rate of 0.5% per annum, and have a contract term of one year. During the period, a $8.2 million of the outstanding loan as of December 31, 2025 was converted to Class A ordinary shares, please refer to Note 17 for more details.

14. Other payables

	As of	As of
	June 30, 2026	December 31, 2025
Salaries and bonuses payable	$181,253	$241,713
Professional service fees payable	107,254	202,295
Payment payable on equipment	46	12,282
Other expense payable	306,622	484,869
	$595,175	$941,159

15. Long-term loans

				As of
Type of loans	Period and payment term	Interest rate range	Collateral	June 30, 2026
Long-term bank loans
Bank loans	Borrowing period is from September 1, 2023 to September 1, 2027; principal and interest are repayable monthly.	2.22%	Restricted deposit	$261,643
Bank loans	Borrowing period is from September 6, 2024 to September 6, 2029; principal and interest are repayable monthly.	3.0%	Restricted deposit	$314,085
Bank loans	Borrowing period is from March 9, 2026 to March 9, 2046; Interest is repayable monthly; principal is repayable monthly after a 12-month grace period.	2.3%	Land and building	1,243,642
Bank loans	Borrowing period is from March 17, 2026 to March 17, 2046; Interest is repayable monthly; principal is repayable monthly after a 12-month grace period.	2.3%	Land and building	1,770,487
Bank loans	Borrowing period is from January 22, 2025 to January 22, 2028; principal and interest are repayable monthly.	2.46%	Restricted deposit	248,562
Bank loans	Borrowing period is from March 31, 2025 to March 31, 2030. Interest is repayable monthly; principal is repayable monthly after a 12-month grace period.	2.22%	Restricted deposit	460,226
Other loans	Borrowing period is from June 30, 2026 to June 28, 2028; principal and interest are repayable monthly.	10.80%	Guaranteed by the Chairman of the Board, Mr. Jing-Bin Chiang	627,943
				$4,926,588
Less: Current portion				(983,864)
				$3,942,724

15

				As of
Type of loans	Period and payment term	Interest rate range	Collateral	December 31, 2025
Long-term bank loans
Bank loans	Borrowing period is from September 01, 2023 to September 01, 2027; interest is repayable monthly; principal is repayable monthly	2.20%	Restricted deposit	371,906
Bank loans	Borrowing period is from September 06, 2024 to September 06, 2029; interest is repayable monthly; principal is repayable monthly	3.00%	Restricted deposit	365,253
Bank loans	Borrowing period is from January 22, 2025 to January 22, 2028; interest is repayable monthly; principal is repayable monthly	2.46%	Restricted deposit	332,058
Bank loans	Borrowing period is from March 31, 2025 to March 31, 2030; interest is repayable monthly; principal is repayable monthly after a 12-month grace period	2.22%	Restricted deposit	468,919
Other long-term loans
Other loans	Borrowing period is from January 9, 2025 to July 10, 2026; interest is repayable monthly; principal is repayable monthly	8.08%	Guaranteed by the Chairman of the Board, Mr. Jing-Bin Chiang	114,122
				$1,652,258
Less: Current portion				(624,620)
				$1,027,638

a)	The long-term loans (including long-term loans due within one year) were guaranteed by key management.

16

16. Share-based payment

a) For the six months ended June 30, 2026 and 2025, the Group’s share-based payment arrangements was as follows:

Type of arrangement	Grant date	Quantity granted (shares)	Fair value per unit		Contract period	Vesting conditions
Bonus shares	August 28,2020	720,000	US$	2.1610	5 years	5 years’ service
Bonus shares	January 30, 2026	2,850,129	US$	0.4322	Immediately, 1year, and 3 years	Immediately, 1year, and 3 years’ service

(1)	On August 28, 2020, New Moon Corporation (New Moon), a shareholder of the Company, an employee of the Company and the Company signed a tripartite talent award agreement. Under the agreement, the Company provides NT$10,000,000 (US$327,600) to the employee for the purchase of 1,000,000 shares of the Company owned by New Moon at NT$10 per share. The shares would be cliff vested after 5 years. The employee should return the payment to the Company if the acquisition of the shares could not be completed in thirty days after the payment. Also, the employee should return the shares to New Moon if the employee resigned within five years from the date of the agreement. New Moon should also return the consideration received from the employee to the Company.

The aforementioned bonus shares settled by a shareholder of the Company cannot be transferred during the vesting period, but voting right and dividend right are not restricted. The employee is required to return the shares to the shareholder but not required to return the dividends received if she resigns during the vesting period.

The Company accounted for the shares contributed by New Moon as share-based payment arrangement settled by equity. The NT$10,000,000 (US$327,600) contributed by the Company is accounted for as prepaid cash incentive to the employee and is amortized over the contract period which is five years.

The share-based awards granted in 2020 were fully vested in August 2025.

(2)	On December 11, 2025, our board of directors approved the adoption of the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan provides for the grant of share-based awards, including, but not limited to, share options, share appreciation rights, restricted shares, restricted share units, performance units and performance shares, to employees, directors and consultants of the Company. The aggregate maximum number of Class A ordinary shares that will be issued pursuant to the 2025 Plan is 3,354,075 shares. On January 30, 2026, an aggregate of 2,850,129 share award of Class A ordinary shares were granted to employees, directors and consultants under the 2025 Plan. As of June 30, 2026, 503,946 Class A ordinary shares remained available for future grants under the 2025 Plan. The awards were granted with fair value of US$0.4322 per share at grant date. A portion of the awards vested immediately upon grant date, and the remaining awards will be vested over a period of up to three years from the grant date. All the outstanding number of shares here have not considered the share consolidation of 1-for-5 shares as approved in annual general meeting held on June 8, 2026.

b) For the six months ended June 30, 2026 and 2025, the share-based payment transactions were as follows:.

	Six months ended June 30, 2026	Six months ended June 30, 2025
Share-based payments	$1,134,787	$65,856

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17. Share capital

The Company’s authorized share capital was US$65,000,000, divided into 130,000,000 ordinary shares with a par value of US$0.50 per share. As of December 31, 2024, the Company had a single class of ordinary shares, of which 15,762,887 shares were issued and outstanding.

On July 31, 2025, the Company completed its initial public offering (“IPO”) of 1,250,000 ordinary shares at an offering price of US$4.00 per share, resulting in gross proceeds of US$5,000,000, before deducting underwriting discounts and commissions and other offering expenses.

On August 7, 2025, the Company issued an additional 187,500 ordinary shares at a price of US$4.00 per share pursuant to the full exercise of the over-allotment option, generating additional gross proceeds of US$750,000, before deducting underwriting discounts and commissions and other offering expenses.

The aggregate par value of the shares issued in the above transactions amounted to US$718,750 (representing 1,437,500 shares), which was recorded as ordinary shares. The excess of gross proceeds over par value amounted to US$5,031,250 and was initially recorded in capital surplus (additional paid-in capital), before deducting underwriting discounts and commissions and other offering expenses. In connection with the IPO, the Company incurred underwriting discounts and commissions and other offering expenses, which were accounted for as a reduction of capital surplus. As a result, the net increase in capital surplus arising from the IPO (including the full exercise of the over-allotment option) amounted to US$1,383,816.

On December 9, 2025, the shareholders approved a share capital reorganization and amended the memorandum and articles of association of the Company as follows:

a) The re-designation of existing ordinary shares into Class A and Class B ordinary shares, with authorized share capital consisting of 30,000,000 Class A ordinary shares with a par value of US$0.50 per share and 100,000,000 Class B ordinary shares with a par value of US$0.50 per share.

b) The repurchase of 4,888,092 and 1,209,091 Class A ordinary shares from New Moon Corporation and Mr. Jing-Bin Chiang, respectively, in exchange for the issuance of an equivalent number of Class B ordinary shares.

c) Each Class A ordinary share carries one (1) vote, while each Class B ordinary share carries ten (10) votes. Other than the difference in voting rights, Class A and Class B ordinary shares rank pari passu in all other respects, including rights to dividends and distributions.

On May 18, 2026, our board and audit committee approved the conversion of an $8.2 million outstanding loan made by Chiang Yu-Ning, a family member of CEO and director, Jing-Bin Chiang, to subsidiary Goal Beyond Limited into 2,050,000 Class A Ordinary Shares at a conversion price of $4.00 per share — above both the May 15, 2026 closing price and the five-trading-day average closing price — with the Conversion Shares to be held directly by Mr. Chiang, who following the conversion will hold 2,050,000 Class A Ordinary Shares and 6,097,183 Class B Ordinary Shares, representing approximately 81.88% of total voting power; the related-party transaction was reviewed by the board and audit committee and disclosed in the Company’s Form 20-F filed April 30, 2026. Management evaluated the transaction and concluded that the Principal Shareholder acted explicitly in their capacity as an existing equity owner, rather than an ordinary third-party creditor. This assessment was based on the terms of the conversion, which were structured to support the Company’s capital growth and strengthen its financial position. Accordingly, the transaction was accounted for as an equity restructuring within the scope exception of IFRIC 19. The carrying value of the extinguished shareholder’s loan of $8.2 million was derecognized from liabilities, with $1,025,000 at $0.5 per share as par value credited to Class A ordinary share and the remaining balance of $7,175,000 credited to capital surplus. No gain or loss was recognized in the statement of comprehensive (loss) income as a result of this transaction.

On June 8, 2026, the board approved in the annual general meeting that both Class A and Class B ordinary shares have been consolidated for 1-for-5 shares.

As a result of the above transactions, as of June 30, 2026, a total of 17,200,387 shares were issued and outstanding, comprising 15,733,334 (December 31, 2025: 11,103,204) Class A ordinary shares and 6,097,184 (December 31, 2025: 6,097,183) Class B ordinary shares.

18

	As of June 30, 2026	As of December 31, 2025
Ordinary share
Ordinary share (Class A)	$7,866,667	$5,551,602
Ordinary share (Class B)	3,048,592	3,048,592
Total	$10,915,259	$8,600,194

(a) In accordance with the Articles of Incorporation of the Company, the Directors may, in their absolute discretion, declare dividends and distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. The Board of Directors may from time to time declare interim dividends to the shareholders. Before the declaration of an additional dividend distribution, the Board of Directors may set aside provision from the earnings as it deems appropriate to pay any unforeseen expense or to adjust dividends or for any other purpose to be met by using the earnings based on its discretion, and before such use, the provision may, at the same discretion, be used temporarily in the business of the Company or to invest in such investments as the Board of Directors may at any time as it deems appropriate.

18. Capital surplus

Pursuant to the Cayman Islands Company Act, capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficit or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficit. However, capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

		2026
	Note	Share premium	Share-based payments	Total
January 1		$8,657,770	$661,600	$9,319,370
Conversion of shareholder’s loan to shares	16	7,175,000	-	7,175,000
Cancellation of shareholder’s loan		1,743,411	-	1,743,411
Share-based payments		-	(155,278)	(155,278)
June 30		$17,576,181	506,322	18,082,503

	2025
	Share premium	Share-based payments	Total
January 1	$7,273,954	$573,792	$7,847,746
Share-based payments	-	65,856	65,856
June 30	$7,273,954	$639,648	$7,913,602

Save as disclosed for the changes in capital surplus, the following transaction occurred in the current period gave effect to the increase in capital surplus.

On June 30, 2026, the board approved the CEO and director, Jing-Bin Chiang, cancelled all outstanding shareholder’s loan together with unpaid interest as of June 30, 2026. Pursuant to which, an agreement was entered into between the Company and Jing-Bin Chiang that both parties agreed the cancellation of all outstanding shareholder’s loan together with unpaid interest irrevocably. This cancellation of debt was treated as equity transaction and transferred the whole carrying amount of $1,743,411 to capital surplus.

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19. Operating revenue

	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Revenue from contracts with customers
Sales of goods	$6,767,591	$10,588,835

(a) Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods at a point in time and services over time in the following major product lines and geographical regions:

Revenue from external customer contracts
Six months ended June 30, 2026	Asia	US	Other areas	Total
Sales of product
Bicycle frame	$-	$-	$528,621	$528,621
Racket	5,999,258	54,111	-	6,053,369
Crank	566	-	12,340	12,906
Others	49,164	-	123,531	172,695
Total	$6,048,988	$54,111	$664,492	$6,767,591

Revenue from external customer contracts
Six months ended June 30, 2025	Asia	US	Other areas	Total
Sales of product
- Bicycle frame	$13,513	$-	$2,756,990	$2,770,503
- Bicycle	24,363	-	-	24,363
- Racket	5,675,167	-	295	5,675,462
- Crank	32,761	-	224,134	256,895
- Others	50,131	31,458	23	81,612
Service provision	480,000		1,300,000	1,780,000
Total	$6,275,935	$31,458	$4,281,442	$10,588,835

By the timing of revenue recognition:

	Six months ended June 30, 2026	Six months ended June 30, 2025
At a point in time	$6,767,591	$8,808,835
Over time	-	1,780,000
Total	$6,767,591	$10,588,835

(b) Contract liabilities

(i) The Group has recognized the following revenue-related contract liabilities:

	As of	As of
	June 30, 2026	December 31, 2025
Contract liabilities - receipts in advance	$146,622	$60,906

(ii) Revenue recognized that was included in the contract liability balance at the beginning of the year:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Revenue recognized from beginning contract liabilities	$60,906	$276,210

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20. Finance costs

	Six months ended June 30, 2026	Six months ended June 30, 2025
Finance costs from
Loans	$136,853	$207,461
Lease liabilities	584	2,582
	$137,437	$210,043

21. Expenses by nature

	Six months ended June 30, 2026	Six months ended June 30, 2025
Purchase and sale of merchandise inventory	$5,805,607	$7,740,725
Employee benefit expenses	1,890,948	1,407,526
Fuel and utility expense	11,684	32,709
Freight expenses	22,767	55,444
Professional service expenses	371,904	196,377
Depreciation expenses	95,869	90,248
Depreciation expenses-right-of-use assets	48,397	110,903
Amortization expenses	29,507	7,782
Other expenses	440,029	793,542
	$8,716,712	$10,435,256

 22. Income tax

(a) Income tax (credit) expense

Components of income tax (credit) expense:

	Six Months ended June 30, 2026	Six Months ended June 30, 2025
Current income tax:
Taiwan	$-	$640
Deferred tax:
Taiwan	(165,355)	8,780
Hong Kong	(34,932)	-
Income tax (credit) expense	$(200,287)	$9,420

Tax (credit) expenses were computed based on the rates applicable in the respective countries where the Group entities operate.

21

23. (Loss) earnings per share

	Six months ended June 30, 2026
	Amount after income tax	Weighted average number of ordinary shares outstanding	Loss per share (in dollars)
Loss attributable to the parent	$1,567,791	3,973,095	$(0.39)

	Six months ended June 30, 2025
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share (in dollars)
Earnings attributable to the parent	$5,237	15,762,887	$0.00

The consideration of 2025 Equity Incentive Plan will result in anti-dilution for the six months ended June 30, 2026, hence, no diluted earnings per share was same as basis (2025: Nil).

24. Related party transactions

(a) Parent and ultimate controlling party

Jing-Bin Chiang and his family who directly and indirectly owns 49.08% equity interest in the Company as of June 30, 2026 (December 31, 2025: 55.81%).

(b) Names of related parties and relationship

Names of related parties	Relationship with the Company	Notes
YMA DG	N/A	a)
Forwell	N/A	a)
Jing-Bin Chiang	Key management
Yu-Ning Chiang	Key management

a)	On April 1, 2023, the Group sold 80.5% of its equity interests in both YMA DG and Forwell. In 2025, the Group completed its exit from China operations and fully wrote off and derecognized all remaining assets and operational interests associated with these entities.

(ii) Purchase of goods:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Purchase of goods
YMA DG	$315,391	$2,266,789
	$315,391	$2,266,789

Goods are purchased based on the prices and terms that would be available to third parties.

22

(d) Guarantees provided by related parties:

(i) The provision of credit lines used from loans guaranteed by key management is as follows:

	As of	As of
	June 30, 2026	December 31, 2025
Guaranteed by key management
Short-term loans	$2,579,175	$2,741,552
Long-term loans	4,926,588	1,652,258
	$7,505,763	$4,393,810

(e) Key management compensation

	Six months ended June 30, 2026	Six months ended June 30, 2025
compensation
Salaries and other short-term employee benefits	$325,543	$305,860
Post-employment benefits	4,828	4,518
Share-based payments	1,134,787	65,856
	$1,465,158	$376,234

25. Pledged assets

The Group’s assets pledged as collateral are as follows:

	As of	As of
Pledged assets	June 30, 2026	December 31, 2025	Purposes
Financial assets at amortized cost	$504,240	$455,133	Short-term loans, Long-term loans
Property, plant and equipment	3,014,129	-	Long-term loans
Guarantee deposits paid	36,773	88,188	Short-term loans,
	$3,555,142	$543,321

26. Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans (including ‘current and non-current loans’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the unaudited interim condensed consolidated balance sheet plus net debt.

The Croup’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.

23

The debt to capital ratios as of June 30, 2026 and December 31, 2025 were:

	As of	As of
	June 30, 2026	December 31, 2025
Total borrowings	$7,505,763	$12,642,862
Less: Cash and cash equivalents	(595,013)	(97,669)
Net debt	6,910,750	12,545,193
Total equity	2,772,072	(6,777,635)
Total capital	$9,682,822	$5,767,558
Gearing ratio	71%	217%

27. Financial instruments

(a) Financial instruments by category

	As of	As of
	June 30, 2026	December 31, 2025
Financial assets
Financial assets at amortized cost
Cash and cash equivalents	$595,013	$97,669
Financial assets at amortized cost	504,240	455,133
Accounts receivable	5,429,705	3,578,974
Other receivables	198,277	2,638
Guarantee deposits paid	79,564	142,364
	$6,806,799	$4,276,778
Financial liabilities
Financial liabilities at amortized cost
Short-term loans	$2,579,175	$10,990,604
Accounts payable	1,396,795	180,954
Other payables	595,175	941,159
Other current liabilities	1,100,985	13,467
Long-term loans (including current portion)	4,926,588	1,652,258
	$10,598,718	$13,778,442
Lease liability	$33,452	$82,078

(b) Financial risk management policies

(i) The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk.

(ii) Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas and matters, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

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(c) Significant financial risks and degrees of financial risks

(i) Market risk

Foreign exchange risk

1. The Group operates internationally and is exposed to foreign exchange risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities.

2. Management has set up a policy to require group companies to manage their foreign exchange risk against their functional currency. Exchange rate risk arising from the difference between various functional currencies and the reporting currency in the unaudited condensed interim consolidated financial statements is centrally managed by the Group’s finance department.

3. The Group’s businesses involve some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: NTD and HKD ). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	June 30, 2026
	Foreign currency amount	Exchange rate	Book value (USD)
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	$2,090,882	31.85	$2,090,882
USD:HKD	1,931,302	7.84	1,931,302
Financial liabilities
Monetary items
USD:NTD	$1,193,816	31.85	$1,193,816
USD:HKD	2,341,700	7.84	2,341,700

	June 30, 2025
	Foreign currency amount	Exchange rate	Book value (USD)
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	$2,022,196	29.18	$2,022,196
Financial liabilities
Monetary items
USD:NTD	$2,540,931	29.18	$2,540,931

4. Total exchange gain, including realized and unrealized, arising from significant foreign exchange variation on the monetary items held by the Group:

	Six Months ended June 30, 2026	Six Months ended June 30, 2025
Foreign exchange gains	$33,519	$37,546

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5. Analysis of foreign currency market risk arising from significant foreign exchange variation:

	Sensitivity analysis
	June 30, 2026
	Degree of variation	Effect on profit or loss	Effect on other comprehensive income
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	5%	$104,544	$-
USD:HKD	5%	96,565	-
Financial liabilities
Monetary items
USD:NTD	5%	$59,691	$-
USD:HKD	5%	117,085	-

	Sensitivity analysis
	June 30, 2025
	Degree of variation	Effect on profit or loss	Effect on other comprehensive income
Foreign currency: functional currency
Financial assets
Monetary items
USD:NTD	5%	$324,464	$-
Financial liabilities
Monetary items
USD:NTD	5%	$38,062	$-

Cash flow Interest rate risk

1. The Group’s main interest rate risk arises from short-term loans and long-term loans with variable rates, which expose the Group to cash flow interest rate risk. For the six months ended June 30, 2026 and 2025, the Group’s loans at variable rate were mainly denominated in NTD and USD.

2. The Group’s loans are measured at amortized cost. The loans are periodically contractually repriced and to that extent are also exposed to the risk of future changes in market interest rates.

3. If the borrowing interest rate  had increased/decreased by 1% with all other variables held constant:

	Six months ended June 30, 2026	Six months ended June 30, 2025
(Loss) profit increased/decreased	$75,058	$126,429

The main factor is that changes in interest expense result in floating-rate loans.

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(ii) Credit risk

1. Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms, and the contract cash flows of debt instruments stated at amortized cost.

2. The Group manages their credit risk taking into consideration the entire group’s concern. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

According to the Group’s credit policy, each local entity in the Group is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Board of Directors. The utilization of credit limits is regularly monitored.

3. In line with credit risk management procedure, when the contract payments of the counterparty were past due over 180 days and after repeatedly asking for payment over 180 days, the default has occurred.

4. The Group adopts the following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:

If the contract payments were past due over 60 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.

5. The Group classifies customer’s accounts receivable in accordance with credit risk on trade and customer type. The Group applies the modified approach using a provision matrix based on the loss rate methodology to estimate expected credit loss under the provision matrix basis.

6. The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.

7. The Group used the forecast ability to adjust historical and timely information to assess the default possibility of accounts receivable. The loss rate methodology is as follows:

	Not past due	Up to 30 days past due	31 to 90 days past due	91 to 180 days past due	Over 180 days past due	Total
As of June 30, 2026
Expected loss rate	0.00%	0.00%	0.77%	1.06%	10.25%
Total book value	$984,881	$937,852	$69,160	$603,510	$3,166,063	$5,761,466
Loss allowance	$-	$-	$534	$6,404	$324,823	$331,761
At December 31, 2025
Expected loss rate	0.01%	0.08%	14.2%	92.93%	92.63%
Total book value	$1,764,589	$249,410	$1,558,011	$5,499	$1,465	$3,578,974
Loss allowance	$122	$203	$257,810	$72,269	$1,357	$331,761

8. Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable, contract assets and lease payments receivable are as follows:

2026
Loss allowance
At January 1	$331,761
Provision for expected credit losses	-
As of June 30	$331,761

2025
Loss allowance
At January 1	$-
Provision for expected credit losses	19,247,269
Write-offs	(18,915,508)
As of December 31	$331,761

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9. For investments in debt instruments at amortized cost, the credit rating levels are presented below:

	June 30, 2026
		Lifetime
	6 months	Significant increase in credit risk	Impairment of credit	Total
Financial assets at amortized cost	$504,240	$-	$-	$504,240
Other receivables (including Long-term receivables)	$198,277	$-	$-	$198,277
Guarantee deposits paid	$79,564	$-	$-	$79,564

	December 31, 2025
		Lifetime
	12 months	Significant increase in credit risk	Impairment of credit	Total
Financial assets at amortized cost	$455,133	$-	$-	$455,133
Other receivables	$2,638	$-	$-	$2,638
Guarantee deposits paid	$142,364	$-	$-	$142,364

(iii) Liquidity risk

1. Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.

2. Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. Group treasury invests surplus cash in interest bearing current accounts, time deposits, money market deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts.

3. The unused available credit from bank loans of the Group:

	As of	As of
	June 30, 2026	December 31, 2025
Floating rate:
Expiring within one year	$2,171,226	$6,610,518
Expiring beyond one year	3,896,022	3,721,667
	$6,067,248	$10,332,185

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4. The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date for non-derivative financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows.

June 30, 2026	Less than 1 year	Between 1 year and 3 years	Total
Non-derivative financial liabilities
Short-term loans	$2,634,864	$-	$2,634,864
Accounts payable	1,396,795	-	1,396,795
Other payables	595,175	-	595,175
Other current liabilities	1,100,985	-	1,100,985
Lease liabilities	33,452	-	33,452
Long-term loans (including current portion)	1,134,239	4,692,450	5,826,689

December 31, 2025	Less than 1 year	Between 1 year and 3 years	Total
Non-derivative financial liabilities
Short-term loans	$10,990,604	$-	$10,990,604
Accounts payable	180,954	-	180,954
Other payables	941,159	-	941,159
Lease liabilities	82,078	-	82,078
Long-term loans (including current portion)	624,620	1,027,638	1,652,258

28. Fair value information

(a) The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

(b) The related information of financial and non-financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities. As of June 30, 2026 and December 31, 2025, the Group did not hold any financial assets or liabilities measured at fair value on a recurring basis. Accordingly, no fair value hierarchy table is presented.

(c) Financial instruments not measured at fair value

The carrying amounts of cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables, guarantee deposits paid, short-term loans, current contract liabilities, notes payable, accounts payable, other payables, other current liabilities and long-term loans (including current portion) are approximate to their fair values.

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29. Segment Information

(a) General information

The Group operates as a single reporting segment, primarily engaged in bicycle, racket, and other businesses.

(b) Measurement of segment information

The Board of Directors evaluates the performance of the operating segments based on a measure of income before tax.

(c) Information about segment profit or loss

As of June 30, 2026, the information on segment profit or loss, assets, and liabilities is consistent with the information in the unaudited interim condensed consolidated financial statements; please refer to the unaudited interim condensed consolidated balance sheets and unaudited interim condensed consolidated statements of comprehensive (loss) income.

30. Significant events after the reporting period

The Company has filed Form F-3 shelf registration statement for a shelf offering up to $150,000,000 of Class A Ordinary Shares which become effective on September 23, 2026.

On September 24, 2026, the Company entered into an equity purchase agreement with Hudson Global Ventures, LLC, granting the Company the right, but not the obligation, to sell up to $35,000,000 of Class A Ordinary Shares (par value US$2.50 per share) to the Investor over a 36-month commitment period, with each put notice subject to a minimum of $25,000 and a maximum of the lesser of $2,500,000 or 200% of the Average Daily Trading Value, at an Initial Purchase Price equal to 95% of the average of the three lowest traded prices during the five trading days immediately preceding the respective Put Date; as consideration, the Company issued warrants to purchase up to an aggregate of 525,000 Ordinary Shares, and concurrently entered into a registration rights agreement covering the resale of the shares issuable under the purchase agreement and the shares underlying the warrants.

The Group has evaluated all subsequent events from July 1, 2026 through October 23, 2026, the date these unaudited interim condensed consolidated financial statements were available to be issued. Other than the matters disclosed above, there were no material subsequent events requiring adjustment to or disclosure in these unaudited interim condensed consolidated financial statements

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as J-Star’s strategic and operational plans, contain forward-looking statements. J-Star may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about J-Star’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in J-Star’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and J-Star undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Other Information

On October 23, 2025, the Company issued a press release entitled “J-Star Holding Co., Ltd. Files Interim Financial Report on Form 6-K.” A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 23, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2026	J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer

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